TSX:IRC                                                                                 NR 05-17

                                                                                   December 1, 2005

SIGNIFICANT NEW DISCOVERY POTENTIAL ON

IRC ROYALTY INTEREST

DENVER, COLORADO, December 1, 2005 - International Royalty Corporation (TSX: IRC) (“IRC”) is pleased to report that Atna Resources Ltd. (Atna) announced that the first drill intersection from an underground hole drilled in the Ogee zone on the Pinson project suggests potential for a significant new discovery. IRC holds net smelter return royalties up to 3% on the Pinson project. Atna has confirmed that the hole is on land covered by an IRC royalty. In a press release dated November 16, 2005 Atna stated “assay intervals are reported as follows:

OGEE ZONE

Underground Core Results

Drill Hole	Depth ft	From ft	To ft	Length ft(m)	Au opt(g/t)
UGOG-004	282.0	109.5	257.0	147.5 (44.97)	0.970 (33.5)
(including)		127.0	181.6	54.6 (16.6)	1.297 (45.2)
(including)		204.2	241.5	37.3 (11.3)	1.323 (45.4)

The mid-point of this intercept is located 145 feet north and 175 feet below the previously released adit level channel samples that averaged 34 feet grading 0.692 oz/ton Au (August 17, 2005). The drill intersection is believed to intersect the zone obliquely. It is significantly broader than expected but there is insufficient information to estimate the true thickness with any confidence. Current geologic interpretation indicates that the zone may be wider at this level than the width of the Ogee zone exposed in the main adit level. Three other holes have been completed in the Ogee zone and assays remain pending. Drilling is continuing with one machine from a tunnel that will enable drilling the zone over 450 feet of strike and up and down dip.” Atna reports that “further assays will be reported within the next several weeks.”

Atna also announced that it “has taken steps to improve drilling productivity on the Range Front zone where past progress has been unusually slow due to lack of drills, crews and difficult drilling conditions. Two surface core rigs and one reverse circulation rotary drill are operating on a 24-hour basis to define the upper zone of the resource. Assay results to date continue to support the initial mineral resource estimate and to define the margins of the higher-grade mineralization.

RANGE FRONT ZONE

Surface Core-tail Results

Drill Hole	Depth ft	From ft	To ft	Length ft(m)	Au opt(g/t)
APRF-232	732.3	710.9	713.5	2.6 (0.8)	0.143 (4.9)
APRF-237	975.0	605.0	615.0	15.0 (4.6)	0.304 (10.4)
(and)		695.0	726.0	31.0 (9.5)	0.111 (3.8)
APRF-238	815.0	716.5	717.7	1.2 (0.4)	0.524 (17.97)
APRF-239	957.0	698.0	725.0	27.0 (8.2)	0.738 (25.3)
APRF-246	672.0	581.3	592.0	9.7 (3.0)	0.141 (4.8)
APRF-248	745.0	600.0	609.0	9.0 (2.7)	0.401 (13.7)
APRF-252	739.0	686.0	692.4	6.4 (1.9)	0.519 (17.8)
APRF-256	750.0	645.0	655.0	10.0 (3.1)	0.563 (19.3)

Only one underground hole (UGRF -- 002) successfully intersected the Range Front. Two other holes cut hanging wall mineralization. All are reported as follows:

Range Front-Underground Core Results

Drill Hole	Depth ft	From ft	To ft	Length ft(m)	Au opt (g/t)
UGRF-001	159.0	20.0	26.2	6.2 (1.9)	0.352 (12.1)
UGRF-002	373.0	83.4	90.0	6.6 (2.0)	0.140 (4.8)
UGRF-003	424.0	245.0	246.0	1.0 (0.3)	0.981 (33.6)

The Ogee mineralization is an entirely new zone, which is not included in the resource estimate reported and filed on SEDAR with a supporting 43-101 report on March 24, 2005. The reported resource includes measured and indicated resources of 519,000 ounces of gold plus an inferred resource of 1,332,000 ounces of gold at a 0.15 oz/t cutoff grade. This resource estimate is open along strike and down dip and is further enhanced by the Ogee potential and several other promising targets on the property. David Watkins, President and CEO, said "this Ogee hole is one of the most exciting holes I have seen. It certainly indicates outstanding potential to increase the size and grade of the Pinson deposit. Our project team is doing an excellent job."

Atna has an option to earn a 70% interest in the Pinson project from Pinson Mining Company (Barrick Gold). Atna expects the underground exploration and development program will satisfy the earn-in expenditure requirement of US$12 million and provide the basis to prepare a prefeasibility study for Pinson Mining by the end of this year.”

The preceding information is derived from publicly available information provided by Atna.  The information contained therein and in this press release has been reviewed by Mr. Nick Michael of SRK Consulting, IRC's qualified person for the purpose of this release.  As a royalty holder with respect to the properties which are the subject of Atna’s public disclosure, IRC may not have legal rights to constant access to the properties or to a review of the data which was used to substantiate the technical information which has been publicly disclosed.  Consequently neither IRC nor Mr. Michael has undertaken an independent due diligence investigation to confirm the accuracy of this information as of this time.  In some instances, the disclosure of the technical information may have been re-worded in this press release by Mr. Michael so as to better comply with the requirements of National Instrument 43-101.

About IRC

IRC was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties.  IRC holds interests in or has contracts for the purchase of over 60 royalties in 14 commodities. IRC’s portfolio includes royalties on properties ranging from the exploration through production stages across the globe including an effective 2.7% net smelter return royalty on the Voisey’s Bay project in Labrador, Canada.

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe IRC's future plans, intentions, objectives or goals, including words to the effect that IRC or management expects a stated condition or result to occur. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. IRC does not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of IRC's business contained in its reports filed with the securities regulatory authorities.

For further information please contact:

Douglas B. Silver, Chairman and CEO: (303) 799-9020

Douglas J. Hurst, President: (250) 352-5573

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

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